UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Meyer, Wayne E.
   Three Crystal Park
   2231 Crystal Drive
   Suite 1005
   Arlington, VA  22202


2. Issuer Name and Ticker or Trading Symbol
   Comptek Research, Inc. (CTK)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/99

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned
------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans-
                                              action      action
                                              Date        Code
                                              (Month/
                                              Day/Year)   Code V
-----------------------------------------------------------------
-----------------------------------------------------------------
4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
or Disposed of (D)            Securities         Indirect
              A               Beneficially   D   Beneficial
              or              Owned at       or  Ownership
Amount        D  Price        End of Month   I
-----------------------------------------------------------------

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or
Beneficially Owned  (Columns 1 through 6)
----------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-
Security                       or Exercise     action         action
                               Price of        Date           Code
                               Derivative
                               Security                       Code  V
----------------------------------------------------------------------
Non-Qualified Stock Option     $7.8750         04/16/99 (1)   A     V
(right to buy)
Non-Qualified Stock Option     $8.1250         08/20/99 (1)   A     V
(right to buy)
Non-Qualified Stock Option     $8.2500         09/01/98 (1)   A     V
(right to buy)
Non-Qualified Stock Option     $10.2500        11/01/99 (1)   A     V
(right to buy)
------------------------------------------------------------
5)Number of Derivative            6)Date Exercisable and
Securities Acquired (A)           Expiration Date
or Disposed of (D)

A                D                Exercisable  Expiration
------------------------------------------------------------
3,000.00                          04/16/99     04/16/09

1,000.00                          08/20/99     08/20/09

3,000.00                          09/01/98     08/31/08

12,000.00                         11/01/99     11/01/09

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or
Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
Security                       action    of Underlying
                               Date      Securities


                  -                      Title
------------------------------------------------------------
Non-Qualified Stock Option     04/16/99  Common Stock
(right to buy)                 (1)
Non-Qualified Stock Option     08/20/99  Common Stock
(right to buy)                 (1)
Non-Qualified Stock Option     09/01/98  Common Stock
(right to buy)                 (1)
Non-Qualified Stock Option     11/01/99  Common Stock
(right to buy)                 (1)
------------------------------------------------------------
              8)Price     9)Number of   10) 11)Nature of
              of Deri-    Derivative        Indirect
              vative      Securities    D   Beneficial
Amount or     Security    Beneficially  or  Ownership
Number of                 Owned at      I
Shares                    End of Month
------------------------------------------------------------
3,000.00                  3,000.00      D   Direct

1,000.00                  1,000.00      D   Direct

3,000.00                  3,000.00      D   Direct

12,000.00                 12,000.00     D   Direct


Explanation of Responses:

(1)
Granted under the Comptek Research, Inc. Stock Option Plan for Non-Employee Directors pursuant to Rule 16b-3(c).

SIGNATURE OF REPORTING PERSON
/S/ By: Christopher A. Head, Esq.
    For: Wayne E. Meyer
DATE


                      CONFIRMING STATEMENT



     This statement confirms that the undersigned, Wayne E. Meyer, has authorized and designated Christopher A. Head to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U. S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Comptek Research, Inc. The authority of Christopher A. Head under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of Comptek Research, Inc., unless earlier revoked in writing. The undersigned acknowledges that Christopher A. Head is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.


Date:     September 15, 1998              /s/Wayne E. Meyer
                                          Wayne E. Meyer